CREDIT SUISSE FIRST BOSTON

Eleven Madison Avenue

New York, New York 10010

June 6, 2003

Oracle Corporation

500 Oracle Parkway

Redwood Shores, CA 94065

Attention:	Safra Catz
Executive Vice President

Oracle Corporation

364-Day Revolving Credit Facility

Commitment Letter

Ladies and Gentlemen:

You have advised Credit Suisse First Boston (“CSFB”) that Oracle Corporation, (“you” or the “Company”) intends to acquire (the “Acquisition”) all the issued and outstanding capital stock (the “Shares”) of PeopleSoft, Inc. (the “Target”) pursuant to a cash tender offer (the “Tender Offer”) by a wholly-owned subsidiary of the Company (“Offer Subsidiary”) for a majority of the outstanding Shares on a fully diluted basis (the “Minimum Shares”) followed by a merger (the “Merger”) of the Target with and into Offer Subsidiary. We understand that the cash consideration to be paid for the Shares acquired in connection with the Acquisition will be up to $16 per share. You have further advised us that in connection with the foregoing the Company will obtain a 364-day revolving credit facility (the “Facility” and; together with the Acquisition, the “Transactions”) in an aggregate principal amount of up to $5.0 billion (as more fully described in the Summary of Principal Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”)).

You have requested that CSFB (i) agree to structure, arrange and syndicate the Facility and (ii) commit to provide the Facility and to serve as exclusive advisor, sole lead arranger, sole bookrunner, sole syndication agent and administrative agent therefore. CSFB is pleased to advise you of (i) its willingness to act as exclusive advisor, sole lead arranger, sole bookrunner, sole syndication agent and administrative agent for the Facility and (ii) its commitment to provide the entire amount of the Facility (the “Commitment”) upon the terms and subject to the conditions set forth or referred to in this commitment letter and the Term Sheet (together the “Commitment Letter”).

CSFB reserves the right and intends, prior to or after the execution of the definitive documentation with respect to the Facility (the “Facility Documents”), to syndicate all or a portion of its commitment to one or more financial institutions or other persons (such entities, together with CSFB, the “Lenders”) identified by CSFB in consultation with, and reasonably acceptable to, you, which Lenders will become parties to the Facility Documents. It is agreed that CSFB will act as the sole administrative agent and exclusive advisor for, and sole lead arranger, sole bookrunner and sole syndication agent of, the Facility and that no additional agents or co-agents or co-arrangers will be appointed without the prior written consent of CSFB.

You hereby agree that CSFB shall be entitled, in consultation with you, to change the structure, terms or pricing, in each case, of all or any portion of the Facility if CSFB reasonably determines that such changes are advisable to insure the successful syndication of the Facility (as reasonably determined by CSFB); provided that the total amount of the Facility remains unchanged.

CSFB will manage, in consultation with you, all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted and which institutions will participate in the allocations of the commitments among the Lenders. You agree to assist CSFB in forming any such syndicate and to provide the potential Lenders, promptly upon request, with all information reasonably requested by them to complete successfully the syndication, including but not limited to (a) your assistance in the preparation of an information package, including a Confidential Information Memorandum for the Facility and other marketing materials for delivery to potential Lenders and participants, and (b) such other information and projections prepared by you or your advisors relating to the Transactions as may be reasonably requested by CSFB or the potential Lenders. You also agree to participate in, and to make appropriate senior officers and representatives of the Company available to participate in, informational meetings for potential Lenders and participants at such times and places as CSFB may reasonably request and to use commercially reasonable efforts to ensure that CSFB’s syndication efforts materially benefit from the Company’s existing lending relationships.

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To ensure an orderly and effective syndication of the Facility, you agree that, from the date hereof until the termination of the syndication (as reasonably determined by CSFB), you will not and will not permit any of your affiliates to and, after consummation of the Merger you will not permit the Target and its affiliates to, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt security or commercial bank or other debt facility (including any renewals thereof), without the prior written consent of CSFB; provided, however, that the foregoing shall not apply to the transactions contemplated in this Commitment Letter.

You represent and warrant and covenant that, to the best of your knowledge:

(a) all written information (other than financial projections) which has been or is hereafter furnished to CSFB by you or any of your representatives in connection with the Transactions is complete and correct as of the date thereof in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made; and

(b) all financial projections that have been or are hereafter prepared by you or on your behalf and made available to CSFB have been or will be prepared in good faith based upon what you believe to be reasonable assumptions (it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond your, or the Target’s, control and that no assurance can be given that the projections will be realized).

You agree to supplement the information and projections referred to in clauses (a) and (b) above from time to time until completion of the syndication so that the representations and warranties in the preceding sentence remain correct without regard to when such information and projections were furnished. In issuing this Commitment Letter and arranging and syndicating the Facility, CSFB will be entitled to use and rely on such information and projections without independent verification thereof.

The commitment of CSFB hereunder is subject to your compliance with the terms and conditions of this Commitment Letter and the Fee Letter (as hereinafter defined); please note, however, that the terms and conditions of CSFB’s commitment

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hereunder are not limited to those set forth herein and that those matters that are not covered or made clear herein are subject to mutual agreement of the parties hereto.

In addition to the fees described in the Term Sheet (including Annex I thereto) hereto, the Company will pay the fees set forth in the fee letter dated the date hereof (the “Fee Letter”) between you and CSFB. The terms of the Fee Letter are an integral part of CSFB’s commitment and undertaking hereunder and constitute part of this Commitment Letter for all purposes hereof. Each of the fees described in the Fee Letters and the Term Sheet hereto shall be nonrefundable when paid unless otherwise specified. You agree that neither you nor any of your affiliates will pay to any Lender any compensation or award any titles of any kind for its participation in the Facility except as expressly provided for in this Commitment Letter, Term Sheet or in the Fee Letter, or as you and we otherwise agree.

You agree to reimburse CSFB and its affiliates for their reasonable out-of-pocket fees and expenses incurred in connection with the preparation, execution and delivery of this letter, the Fee Letter and the Facility Documents and the activities thereunder or contemplated thereby, including without limitation syndication expenses and the reasonable fees and expenses of a single outside counsel to CSFB and its affiliates (whether incurred before or after the execution of this letter), whether or not any of the transactions contemplated hereby are consummated. You further agree to pay all reasonable out-of-pocket costs and expenses of CSFB (including without limitation, reasonable fees and disbursements of counsel) incurred in connection with the enforcement of any of its rights and remedies hereunder.

You agree to indemnify and hold harmless each of CSFB and each other Lender, their respective affiliates and each of their respective directors, officers, employees, agents and advisors (each, an “Indemnified Party”), from and against any and all claims, damages, liabilities (including securities law liabilities), losses and expenses, including reasonable fees, expenses and disbursements of counsel, which may be incurred by or asserted against an Indemnified Party in connection with CSFB’s or any Lender’s commitment or participation in the transactions contemplated by this letter, the Facility or any related matter or any investigation, litigation or proceeding in connection therewith and whether or not the Acquisition is consummated or the Facility is drawn upon and whether or not such investigation, litigation or proceeding is brought by the Company, any of its shareholders or creditors, an Indemnified Party or any other person, or an Indemnified Party is otherwise a party thereto, except to the extent such claim, damage, loss, liability or expense resulted from such Indemnified Party’s own gross negligence or willful misconduct. No Indemnified

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Party shall be responsible or liable to any other party hereto or any other person for consequential damages that may be alleged as a result of this letter or the breach of any party’s obligations hereunder or have any liability (whether direct or indirect, in contract, tort or otherwise) to the Company or any of its shareholders or creditors for or in connection with the transactions contemplated hereby except to the extent such liability resulted from such Indemnified Party’s gross negligence or willful misconduct.

This letter is delivered to you on the understanding that neither this letter nor any other agreement between us related to this letter or the Transactions, including the Term Sheet, and the Fee Letter, nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers, agents and advisors who are directly involved in the consideration of this matter (and then only on a confidential and “need to know” basis) or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof); provided, however, that you may, after your acceptance of this Commitment Letter and the Fee Letter, and only in connection with the Acquisition, disclose this letter and the Term Sheet (including Annex I attached thereto) and their terms and substance (but not the Fee Letter or its terms and substance) (i) to the Target and others in connection with or related to the Acquisition, and (ii) to other persons to the extent the information being disclosed has been previously made publicly available other than through a breach of the terms of this Commitment Letter. Notwithstanding any of the foregoing to the contrary, you, CSFB and each Lender may disclose to any and all persons any information with respect to the U.S. federal income tax treatment and U.S. federal income tax structure of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are provided to CSFB or such Lender relating to the tax treatment and tax structure.

Our offer to provide the Facility will terminate at 7:00 AM, New York time, (i) on June 6, 2003, unless on or before that time you accept this letter by signing and returning an enclosed counterpart of this letter and the Fee Letter and (ii) if accepted by you on or prior to such time, on the earlier of September 3, 2003 and the date of execution of the Facility Documents. In any event your obligations with respect to indemnification, fees, costs, expenses and confidentiality shall remain in full force and effect, regardless of any termination of the commitment of CSFB made hereunder; provided, that upon execution of the Facility Documents, your obligations with respect to indemnification set forth herein shall terminate automatically and be superceded by the indemnification provisions of the Facility Documents.

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This letter is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter is not intended to create a fiduciary relationship among the parties hereto. You acknowledge that CSFB may provide debt financing, equity capital or other services (including financial advisory services) to parties whose interests may conflict with your or the Target’s respective interests. CSFB will not furnish confidential information obtained from you, the Target or any of your or its respective affiliates to any of CSFB’s other customers. Furthermore, CSFB shall have no obligation to use in connection with the transactions contemplated hereby, or to furnish to you or the Target, confidential information obtained by CSFB or any of its affiliates from any other person.

This letter and CSFB’s commitment hereunder may not be assigned by you without the prior written consent of CSFB, and any attempted assignment without such consent shall be void. CSFB’s commitment hereunder may be assigned thereby to any of its affiliates or, in consultation with you, to any Lender. Any such assignment to an affiliate shall not relieve CSFB from any of its obligations hereunder unless and until the Facility Documents with respect to such assigned commitment shall have been executed and delivered by the parties thereto, but any assignment to a Lender shall be by novation and shall release CSFB from its commitment hereunder pro tanto. This letter may not be amended or modified or any provision hereof waived except in writing signed by you and CSFB. This Commitment Letter together with the Term Sheet (including Annex I thereto) and the Fee Letter sets forth the entire agreement between the parties with respect to the matters addressed herein and supersedes all prior communications, written or oral, with respect hereto. This letter shall be governed by and construed in accordance with the internal laws of the State of New York. Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter or the transactions contemplated hereby or the actions of the parties hereto in the negotiation, performance or enforcement hereof. This letter may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original and all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this letter by facsimile transmission shall be effective as delivery of a manually signed counterpart hereof.

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We appreciate the opportunity to assist you in this very important transaction.

Very truly yours,

CREDIT SUISSE FIRST BOSTON

By:	/s/ ROBERT HETU
Name: Robert Hetu Title: Director

By:	/s/ JAMES P. MORAN
Name: James P. Moran Title: Director

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ACCEPTED AND AGREED TO AS OF

THE DATE FIRST WRITTEN ABOVE,

ORACLE CORPORATION

By:	/s/ SAFRA A. CATZ
Name: Safra A. Catz Title: Executive Vice President

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EXHIBIT A

Oracle Corporation

364-Day Revolving Credit Facility

Summary of Principal Terms and Conditions1

Borrower:

Oracle Corporation (the “Company”) or, at the election of the Company, a wholly-owned subsidiary of the Company making the Tender Offer (“Offer Subsidiary”). If the Offer Subsidiary is designated as the Borrower, the Company shall unconditionally guarantee the obligations of Offer Subsidiary with respect to the Facility.

Administrative Agent:

CSFB will act as administrative agent (the“Administrative Agent”) for a syndicate of financial institutions or other persons identified by CSFB in consultation with, and reasonably acceptable to, the Company (the “Lenders”), and will perform the duties customarily associated with such role.

Exclusive Advisor, Sole Lead Arranger, Sole Bookrunner and Sole Syndication Agent:

CSFB will act as exclusive advisor, sole lead arranger, sole bookrunner and sole syndication agent for the Facility (in such capacities, the

“Arranger” and together with the Administrative Agent, the “Agents”), and will perform the duties customarily associated with such roles.

Senior Revolving Credit Facility:	A $5.0 billion 364-day senior revolving credit facility (the “Facility”).

Purpose:	The proceeds of the Facility will be used to either: (i) finance the Acquisition and related fees

1 All capitalized terms used but not defined herein have the meanings given to them in the Commitment Letter to which this term sheet is attached.

and expenses and for working capital purposes or (ii) to “back stop” commercial paper issued to finance the Acquisition and for working capital purposes.

Availability:	Loans under the Facility will be available at any time prior to the final maturity of the Facility. Amounts repaid under the Facility may be reborrowed prior to the final maturity of the Facility.

Interest Rates and Fees:	As set forth on Annex I hereto.

Default Rate:	The applicable interest rate plus 2.0% per annum.

Final Maturity:	The Facility will terminate and all amounts outstanding thereunder shall be due and payable 364 days from the Closing Date.

Closing Date:	The date of the execution of the Facility Documents and satisfaction of the Conditions Precedent to Initial Borrowing set forth below.

Voluntary Prepayment and Commitment Reductions:	The unutilized portion of any commitment under the Facility may be irrevocably cancelled by the Company in whole or in part.

Representations and Warranties:	Usual for facilities and transactions of this type And others to be reasonably specified by the Agents, including but not limited to no Default or Event of Default; accuracy of financial statements; enforceability of the Facility Documents, no material adverse change since the Date of the last financial statements for the Company and its subsidiaries made publicly available prior to the execution of the Commitment Letter; absence of material litigation; absence of undisclosed material liability or material contingent liabilities; no violation of material agreements or instruments;

material compliance with laws (including employee benefits, margin regulations and environmental laws); no conflicts with laws or charter documents; good standing; payment of taxes; effectiveness of required regulatory approvals; environmental matters; use of proceeds; and material accuracy of information.

Conditions Precedent to Initial Borrowing:

The initial borrowing under the Facility will be subject to the satisfaction of the conditions precedent reasonably deemed appropriate by the Administrative Agent, including, but not limited to the following:

1. Facility Documents. The negotiation, execution and delivery of the Facility Documents (which shall include, without limitation, satisfactory legal opinions and other customary closing documents) in form and substance satisfactory to the Administrative Agent and the Lenders.

2. Tender Offer Documents. The terms of and the documentation relating to the Tender Offer (the “Tender Offer Documents”) shall be in form and substance reasonably satisfactory to the Administrative Agent and shall be in full force and effect.

3. Consummation of Tender Offer. Offer Subsidiary shall have acquired not less than the Minimum Shares pursuant to the Tender Offer, and all other aspects of the Tender Offer shall have been consummated pursuant to the Tender Offer Documents, no provision of which shall have been amended, supplemented, waived or otherwise modified in any material respect without the prior written consent of the Administrative Agents.

4. Completion of Due Diligence. The completion of, and satisfaction in all respects with the results of, CSFB’s confirmatory due diligence investigation of the business, operations, property, condition (financial or otherwise) and prospects of the Company, the Target and their respective subsidiaries (it being understood that CSFB is satisfied with the results of all due diligence performed prior to the date of the Commitment Letter).

5. Absence of Certain Market Conditions. There shall not have occurred after the date of the Commitment Letter (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in any Applicable Jurisdiction (as defined below), (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in any Applicable Jurisdiction, (c) the commencement of a war, armed hostilities or other international or national calamity or emergency, directly or indirectly involving any Applicable Jurisdiction, (d) any limitations (whether or not mandatory) imposed by any governmental authority on the nature or extension of credit or further extension of credit by banks or other lending institutions, (e) in the case of the foregoing clauses (c) and (d), a material escalation or worsening thereof that

CSFB shall reasonably determine materially impairs the syndication of the Facility, or (f) any change in loan syndication, financial, banking or capital market conditions that CSFB shall reasonably determine materially impairs the syndication of the Facility, in each case prior to the termination of the marketing period with respect thereto.

6. Certain Information. No information or other matter becomes known to CSFB that is inconsistent in a material and adverse manner with (x) any information or other matter disclosed to CSFB prior to the date of the Commitment Letter or (y) any information or other matter obtained by CSFB during its due diligence investigation.

7. Absence of Material Adverse Change. Since the date of the last financial statements for the Company and its subsidiaries made publicly available prior to the execution of the Commitment Letter, there shall not have occurred or become known to CSFB any event or events, condition or change in or affecting the Company, the Target and their subsidiaries, taken as a whole, that could have a Material Adverse Effect.

8. Approvals. All necessary governmental and third party approvals and consents in connection with the Transactions shall have been obtained and remain in effect, and all applicable waiting periods shall have expired or been terminated without any action being taken by any applicable authority.

9. Certain Financial Statements. Administrative Agent shall have received and be satisfied with pro forma financial statements for the Company and its subsidiaries giving effect to the consummation of the Transactions for the period from the Closing Date through the final maturity of the Facility.

A “Material Adverse Effect” shall mean the result of one or more events, changes or effects which, individually or in the aggregate, could reasonably be expected to have a material adverse effect on (i) the business, assets, operations, condition (financial or otherwise) material agreements, properties or contingent liabilities of the Company, the Target and their subsidiaries, taken as a whole, (ii) the validity or enforceability of any of the documents entered into in connection with the Transactions or the other transactions contemplated by the Commitment Letter or the rights, remedies and benefits available to the parties thereunder or (iii) the ability of CSFB to syndicate the Facility.

“Applicable Jurisdiction” means the United States and New York State.

Conditions Precedent to All Loans:

To include (i) all representations and warranties are true and correct in all material respects as of the date of each loan (except to the extent expressly stated to relate to an earlier date), and (ii) no default or event of default under the Facility has occurred and is continuing, or would result from such loan.

Covenants:	To include, without limitation: (i) existence; business and properties; (ii) obligations and taxes; (iii) financial statements, reports, etc.; (iv) litigation and other notices; (v) employee

Benefits; (vi) maintaining records; visitation rights (vii) use of proceeds; (viii) compliance with laws and payment of taxes; (ix) limitations on liens (with exclusions to the extent necessary to comply with margin lending regulations and certain other exceptions to be agreed upon); mergers, consolidations, sales of all or substantially all assets; and (x) limitation on transactions with related parties.

Financial Covenant:	To include, without limitation, maximum ratio of Total Debt to Total Capitalization (at a level to be determined).

Events of Default:

Usual for facilities and transactions of this type and others to be reasonably specified by the Agents (with appropriate materiality thresholds and grace periods to be agreed), including but not limited to nonpayment of principal or interest; violation of covenants; incorrectness of representations and warranties in any material Respect; cross default to material indebtedness; bankruptcy; material judgments; employee Benefits; actual or asserted invalidity of the Facility Documents; and “change in control” (the definition of which will be agreed upon).

Voting:

Amendments and waivers of the Facility Documents will require the approval of Lenders Holding more than 50% of the aggregate amount of the commitments under the Facility, except that the consent of each Lender adversely Affected thereby shall be required with respect to certain matters including (a) any increase in such Lender’s commitments, (b) any reduction in Amount or delay in payment of interest, fees or principal, (c) any extension of final maturity or (d) release of obligors with respect to the Facility.

Cost and Yield Protection:	Usual for facilities and transactions of this type.

Assignments and Participations:

The Lenders will be permitted to assign commitments to other Lenders (or their affiliates) in minimum amounts of $5.0 million without restriction, or to other financial institutions with the consent of the Company and the Administrative Agent, in each case not to be unreasonably withheld. The Agents will receive a processing and recordation fee of $3,500 payable by the assignor and/or the assignee, with each assignment. Assignments will be by novation.

The Lenders will be permitted to participate commitments to other financial institutions without restriction. Voting rights of participants shall be limited to matters in respect of (a) any reduction in amount of principal, interest or fees, (b) any extension of final maturity and (c) any release of obligors with respect to the Facility.

Expenses and Indemnification:	All reasonable out-of-pocket expenses of the Lenders for waiver, modification and enforcement costs and documentary taxes associated with the Facility are to be paid by the Company.

The Company will indemnify the Agents and the other Lenders and their respective officers, directors, employees, affiliates, agents and controlling persons and hold them harmless from and against all costs, expenses (including reasonable fees and disbursements of counsel) and liabilities arising out of or relating to any litigation or other Proceeding (regardless of whether the Agents or any such other Lender is a party thereto) that relate to the Facility or refinancing thereof; provided, however, that neither the Agents nor any such other Lender will be indemnified for any costs, expense or liability to the extent arising from any such person’s gross negligence or willful misconduct.

Counsel for CSFB:	Skadden, Arps, Slate, Meagher & Flom LLP

Governing Law and Forum:	New York.

ANNEX I

TO EXHIBIT A

Interest Rates and Fees

Interest Rates:

The interest rates under the Facility will be, at the Company’s option, either the Base Rate or the Adjusted LIBOR plus the Applicable Margin from time to time based upon the relevant credit ratings assigned by Moody’s and S&P as set forth in the ratings grid below(the “Ratings Grid”).

The Company may elect interest periods of 1, 2, 3, 6 months for Adjusted LIBOR borrowing.

Calculation of interest shall be on the basis of actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of Base Rate loans based on the prime rate) and interest shall be payable at the end of each interest period and, for interest periods of six months, every 3 months.

The Base Rate will be defined as the higher of the Administrative Agent’s prime lending rate and the rate 1/2 of 1% in excess of the Federal funds effective rate.

Adjusted LIBOR will at all times include statutory reserves.

Commitment Fees:

A percent per annum of the undrawn portion of the commitments in respect of the Facility, commencing to accrue upon the execution and delivery of the Facility Documents and payable quarterly in arrears and upon the termination and based upon the Ratings Grid.

Tax Gross Up:

All payments shall be made without withholding or deduction for, or on account of, any present or future taxes or duties imposed or levied by or on behalf of governmental taxing authority or, if any such withhold-

Annex I-1

ing or deductions are required to be made by law, with the payment of such additional amounts as will result in holders receiving such amounts as they would have received had no such withholding or reduction been required.

Utilization Fee:	A percent per annum on the drawn portion of the commitments in respect of the Facility shall be payable quarterly in arrears and based upon the Ratings Grid.

Ratings Grid

Debt Rating S&P/Moody’s	Adjusted LIBOR Applicable Margins	Applicable Commitment Fee Rate	Applicable Utilization Fee Rate

Level I	0.41%	0.09%	0.25%
≥A- or A3

Level II	0.65%	0.10%	0.25%
BBB+ or Baa1

Level III	0.875%	0.125%	0.25%
BBB or Baa2

Level IV	1.325%	0.175%	0.50%
BBB- or Baa3

Level V	1.775%	0.225%	0.50%
‹ BBB- or Baa3

For purposes of the foregoing, (i) if either Moody’s or S&P shall not have in effect a rating for the public debt rating, then such rating agency shall be deemed to have established a rating in Level IV; (ii) if the ratings established or deemed to have been established by Moody’s and S&P for the public debt rating shall fall within different Levels, the applicable Level shall be based on the higher of the two ratings unless one of the two ratings is two or more Levels lower than the other, in which case the applicable Level shall be determined by reference to the Level next below that of the higher of the two ratings; and (iii) it is understood that the parties hereto reserve the right to reconsider the pricing levels set forth herein; provided, that the final pricing levels are agreed upon by the close of business on June 6, 2003.

Annex I-2